Exhibit 99.1

Brera Holdings Public Limited Company

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

NOTICE OF EXTRAORDINARY GENERAL MEETING

To Be Held on April 7, 2026

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting (the “Meeting”) of Brera Holdings Public Limited Company, an Irish public limited company (the “Company,” “we,” “us” or “our”), will be held on April 7, 2026, at 2:00 p.m., Irish Standard Time (09:00 a.m., Eastern Standard Time) at the offices of McCann FitzGerald LLP, Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland for the following purposes:

1.	To approve, subject to the approval of the Registrar of Companies of Ireland, the change of name of the Company from Brera Holdings Public Limited Company to Solmate Infrastructure Public Limited Company.

2.	To approve the amendment of the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company.

3.	To approve the adoption of a new articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company.

4.	To approve, subject to and conditional upon a determination of the board of directors, in its sole discretion, a 10-for-1 reverse share split (a “Reverse Share Split”) of the Company’s ordinary shares to be effected, whereby every 10 Class A Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class A Ordinary Share of nominal value $0.50 each and every 10 Class B Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class B Ordinary Share of nominal value $0.50 each, with the board of directors able to elect to abandon such proposed amendments and not effect the Reverse Share Split authorised by shareholders, in its sole discretion.

5.	Subject to the Reverse Share Split becoming effective, to approve the further amendment of the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company.

6.	Subject to the Reverse Share Split becoming effective, to approve the adoption of a new articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company.

7.	To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

Each of Proposal 1, Proposal 2, Proposal 3, Proposal 5 and Proposal 6 is a special resolution under Irish law, requiring the affirmative vote of the holders of at least 75% of the votes cast (in person or by proxy) on such resolution at the Meeting for approval.

Proposal 4 is an ordinary resolution under Irish law, requiring the affirmative vote of a simple majority of the votes cast (in person or by proxy) on such resolution at the Meeting for approval.

These proposals are more fully described in the circular accompanying this notice. Shareholders as of March 3, 2026, the record date for the Meeting (the “Record Date”), are entitled to notice of and to vote at the Meeting.

YOUR VOTE IS VERY IMPORTANT. It is important that your voice be heard and your shares be represented at the Meeting whether or not you are able to attend. We encourage you to cast your vote promptly so that your shares will be represented and voted at the meeting. Any shareholder entitled to attend, speak and vote at the Meeting may appoint one or more proxies, who need not be a shareholder of record of the Company. If you wish to appoint as proxy any person other than the individuals specified on the Company’s proxy card, you may do so by contacting the Company Secretary at Brera Holdings Public Limited Company, Connaught House, One Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary or by delivering to the Company Secretary a proxy card in the form mailed to you or in the form set forth in Section 184 of the Irish Companies Act 2014. Your appointed proxy must attend the Meeting in person in order for your votes to be cast. We recommend that you review the further information on the process for, and deadlines applicable to, voting and appointing a proxy in the circular accompanying this notice.

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, PROPOSAL 5 and PROPOSAL 6.

By Order of the Board of Directors

Dated: March 9, 2026	Marco Santori
Director and Chief Executive Officer

i

BRERA HOLDINGS PUBLIC LIMITED COMPANY

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

Circular for the Extraordinary General Meeting of Shareholders to be held on April 7, 2026

This circular (“Circular”) and the accompanying form of proxy are being furnished with respect to the solicitation of proxies by the board of directors (the “Board of Directors” or the “Board”) of Brera Holdings Public Limited Company, an Irish public limited company (the “Company,” “we,” “us” or “our”), for the extraordinary general meeting (the “Meeting”). The Meeting is to be held on April 7, 2026, at 2:00 p.m., Irish Standard Time (09:00 a.m., Eastern Standard Time).

GENERAL INFORMATION

Purpose of the Meeting

The Meeting is held for the purpose of considering, and if thought fit, passing the following resolutions:

1.	Special Resolution: Change of Name

THAT, subject to the approval of the Registrar of Companies of Ireland, the name of the Company be changed from Brera Holdings Public Limited Company to Solmate Infrastructure Public Limited Company.

2.	Special Resolution: Amendment of Memorandum of Association

THAT, the objects of the Company set out in clause 3 of the memorandum of association be amended by the insertion of the following additional objects as clauses 3.1 and 3.2 and the consequential renumbering of existing clauses 3.1 and 3.2 and subsequent clauses of clause 3 of the memorandum of association:

“3.1 To carry on the business of purchasing, acquiring, holding, collecting, discounting, entering into, negotiating, managing, selling, disposing of, financing and otherwise trading, lending, borrowing, hypothecating, entering into options or other derivatives with respect to, or dealing directly or indirectly in any form of cryptocurrency and digital or electronic assets of whatsoever nature including lending, borrowing, hypothecating and transactions in derivatives thereof (“Digital Assets”) and any proceeds arising therefrom or in relation thereto and any participation or interest (whether legal or equitable) therein and any certificates of participation or interest (whether legal or equitable) therein and any agreements in connection therewith.”

“3.2 To carry on the business of the ownership or participation in exchanges or other platforms for trading or dealing in Digital Assets, their derivatives, or offering infrastructure, liquidity, market making, lending, borrowing or related services for third parties in relation thereto.”

3.	Special Resolution: Adoption of Articles of Association

THAT, the articles of association contained in the document produced at the meeting and marked “A” and signed by the Chairman for the purposes of identification be approved and adopted as the new articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company.

4.	Ordinary Resolution: Reverse Share Split

THAT, subject to and conditional upon a determination of the board of directors, in its sole discretion, a 10-for-1 reverse share split (a “Reverse Share Split”) of the Company’s ordinary shares be effected, whereby every 10 Class A Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class A Ordinary Share of nominal value $0.50 each and every 10 Class B Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class B Ordinary Share of nominal value $0.50 each, with the board of directors able to elect to abandon such proposed amendments and not effect the Reverse Share Split authorised by shareholders, in its sole discretion;

5.	Special Resolution: Amendment of Memorandum of Association

THAT, subject to the Reverse Share Split becoming effective, Regulation 5 of the memorandum of association be deleted in its entirety and replaced with the following new Regulation 5 in its place:

“5. The authorised share capital of the Company is $501,750,000 divided into 500,000 class A ordinary shares with a nominal value of $0.50 each, 1,002,500,000 class B ordinary shares with a nominal value of $0.50 each, 50,000,000 preferred shares with a nominal value of $0.005 each.”

6.	Special Resolution: Adoption of Articles of Association

THAT, subject to the Reverse Share Split becoming effective:

a.	The definition of “A Shares” in Article 2.1 of the articles of association be deleted in its entirety and replaced with the following new definition in its place:

“A Shares” means the class A ordinary shares of nominal value $0.50 each in the capital of the Company.”

b.	The definition of “B Shares” in Article 2.1 of the articles of association be deleted in its entirety and replaced with the following new definition in its place:

“B Shares” means the class B ordinary shares of nominal value $0.50 each in the capital of the Company.”

c.	Article 3 of the articles of association be deleted in its entirety and replaced with the following new definition in its place:

“The authorised share capital of the Company is US$501,750,000 divided into 500,000 class A ordinary shares of US$0.50 each, 1,002,500,000 class B ordinary shares of US$0.50 each and 50,000,000 preferred shares of US$0.005 each”.

The Board recommends a vote FOR each resolution.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Meeting.

Who is entitled to vote at the Meeting?

Only shareholders of record of our Class A Ordinary Shares, $0.05 nominal value per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, $0.05 nominal value per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), as of the close of business on March 3, 2026 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Each fully paid Class A Ordinary Share is entitled to ten votes on each Resolution properly brought before the Meeting and each fully paid Class B Ordinary Share is entitled to one vote on each Resolution properly brought before the Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these materials are being forwarded to you by that organization. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum?

In order to establish a quorum at our Meeting, there must be three persons entitled to attend and to vote on the business to be transacted, each being a member at the record date or proxy for a member and such shall constitute a quorum. If a quorum is not present, the Meeting will be adjourned or postponed until a quorum is obtained.

How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the Resolutions proposed. A vote “FOR” will be counted in favour of each Resolution and a vote “AGAINST” will be counted against each Resolution. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the Resolutions in this notice. The inspector of elections/scrutineers appointed for the Meeting will monitor all votes and assist us in tabulating the votes.

What is the vote required to approve each of the resolutions?

Resolution No. 1 requires the affirmative vote of not less than 75% of the votes cast by such of the shareholders entitled to vote and voting on such resolution, present in person or voting by proxy.

Resolution No. 2 requires the affirmative vote of not less than 75% of the votes cast by such of the shareholders entitled to vote and voting on such resolution, present in person or voting by proxy.

Resolution No. 3 requires the affirmative vote of not less than 75% of the votes cast by such of the shareholders entitled to vote and voting on such resolution, present in person or voting by proxy.

Resolution No. 4 requires the affirmative vote of not less than 50% of the votes cast by such of the shareholders entitled to vote and voting on such resolution, present in person or voting by proxy.

Resolution No. 5 requires the affirmative vote of not less than 75% of the votes cast by such of the shareholders entitled to vote and voting on such resolution, present in person or voting by proxy.

Resolution No. 6 requires the affirmative vote of not less than 75% of the votes cast by such of the shareholders entitled to vote and voting on such resolution, present in person or voting by proxy.

How do I vote?

Your shares may only be voted at the Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Meeting, we encourage you to vote by proxy to ensure that your share rights will be exercised.

Shareholders of Record. As a shareholder of record, there are three ways to vote:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	In person at the Meeting. By submitting a written ballot in person at the Meeting. We will distribute ballots at the Meeting to anyone who wishes to vote in person.

Beneficial Owners. If you are a beneficial owner of shares held through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee. In most cases, you may submit voting instructions by telephone or by Internet to your bank, broker or other nominee, or you can sign, date and return a voting instruction form to your bank, broker or other nominee. If you provide specific voting instructions by telephone, by Internet or by mail, your bank, broker or other nominee must vote your shares as you have directed. If you wish to vote in person at the Meeting, you must request a legal proxy from your bank, broker or other nominee.

Can I change my vote or revoke my proxy?

Shareholders of Record. If you are a shareholder of record, you may revoke your proxy by taking any of the following actions:

●	providing written notice of revocation to the Company’s Secretary (at Connaught House, One Burlington Road, Dublin 4, Ireland, D04 C5Y6, Attention: Company Secretary, Extraordinary Meeting) by mail, which notice must be received by the Company’s Secretary before the commencement of the Meeting;

●	signing and delivering a printed proxy card (in the form mailed to you or the form set forth in Section 184 of the Irish Companies Act 2014) relating to the same shares and bearing a later date, that is received by the Company by no later than 11:59pm Irish Standard Time, on April 6, 2026 (6:59pm Eastern Standard Time on April 6, 2026);

●	transmitting a subsequent vote over the Internet or submitting a subsequent proxy by telephone, by no later than 11:59pm Irish Standard Time, on April 6, 2026 (6:59pm Eastern Standard Time on April 6, 2026); or

●	attending the Meeting and voting in person, although attendance at the Meeting will not, by itself, revoke a previously submitted proxy unless you vote at the Meeting or specifically request that your previously submitted proxy be revoked.

Beneficial Owners. If you are a beneficial owner, you must contact the bank, broker or other nominee that holds your shares in order to revoke your proxy. If you are a beneficial owner and you wish to vote in person at the Meeting, you must request a legal proxy from your bank, broker or other nominee.

Who is paying for the expenses involved in preparing and mailing this Circular?

All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid by us. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in forwarding solicitation materials.

PROPOSAL NO. 1
THE CHANGE OF COMPANY NAME

Background

The Company recently commenced an additional new business relating to the purchase, use of, and development of infrastructure relating to, digital assets. The change of name of the Company will ensure that its name is aligned to and more properly reflects its strategic direction.

Vote Required

As a special resolution, Resolution No. 1 requires votes in favour representing not less than 75% of the votes cast (in person or by proxy) at the Extraordinary General Meeting in order to be passed.

Recommendation of the Board

The Board recommends a vote FOR the approval of Resolution No. 1.

PROPOSAL NO. 2
AMENDMENT OF MEMORANDUM OF ASSOCIATION

Background

The purpose of Proposal 2 is to ensure that the objects of the Company accurately reflect its new business relating to the purchase, use of, and development of infrastructure relating to, digital assets. The amended memorandum of association will ensure that the Company’s objects set out therein are aligned to and more properly reflect its strategic direction.

Vote Required

As a special resolution, Resolution No. 2 requires votes in favour representing not less than 75% of the votes cast (in person or by proxy) at the Extraordinary General Meeting in order to be passed.

Recommendation of the Board

The Board recommends a vote FOR the approval of Resolution No. 2.

PROPOSAL NO. 3
ADOPTION OF NEW ARTICLES OF ASSOCIATION

Background

The purpose of Proposal 3 is to ensure that the Company is governed by articles of association which better reflects up-to-date market standard provisions for an Irish public limited company with its shares listed on Nasdaq.

For the purposes of this section, the Company’s existing articles of association are referred to as the “Existing Articles” and the articles of association proposed to be adopted at the Meeting are referred to as the “New Articles”.

The following description of the differences between the Existing Articles and the New Articles is only a summary of certain matters and does not constitute a conclusive description of the differences between the provisions of the Existing Articles and the New Articles. This summary is qualified in its entirety by reference to the complete text of the New Articles, which is attached to this circular as Appendix A. We strongly urge you to read Appendix A in its entirety before casting your vote.

Shareholders should note in particular the following differences between certain of the provisions of the Existing Articles and the New Articles:

●	Removal of Directors: The New Articles provide that a director of the Company may be removed by resolution of not less than 75% of the other directors of the Company.

●	Plurality Voting on Contested Elections: As is corporate governance best practice for U.S.-listed companies, the New Articles provide for plurality voting standard in contested director elections (i.e. where more proposed directors have been validly nominated for election to the Board than there are vacancies to be filled).

●	Dispute Resolution: The New Articles clarify that the courts of Ireland shall have exclusive jurisdiction to determine any dispute related to or connected with (a) any derivative claim in respect of a cause of action vested in the Company or seeking relief on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary or other duty owed by any director or officer or other employee of the Company to the Company or the Company’s shareholders; or (c) any action asserting a claim against the Company or any director or officer or other employee of the Company arising under the laws of Ireland or pursuant to any provision of the New Articles (as either may be amended from time to time).

Finally, it should also be noted that the adoption of the New Articles will also have the effect of restarting the Board’s five-year allotment authority in respect of the entire authorised but unissued share capital in the Company.

Vote Required

As a special resolution, Resolution No. 3 requires votes in favour representing not less than 75% of the votes cast (in person or by proxy) at the Extraordinary General Meeting in order to be passed.

Recommendation of the Board

The Board recommends a vote FOR the approval of Resolution No. 3.

PROPOSAL NO. 4
REVERSE SHARE SPLIT

Background

The purpose of Proposal 4 is to give the Board authority, upon its determination and at its sole discretion, to implement the Reverse Share Split. The Board is seeking approval for the Reverse Share Split with the primary purpose of increasing the per share market price of the shares in the Company in order to continue to meet the price criteria for continued listing on Nasdaq, namely the requirement pursuant to Nasdaq Listing Rule 5550(a)(2) to maintain a minimum bid price of $1.00 per share (the “Bid Price Rule”).

A deficiency by the Company in complying with the Bid Price Rule could lead to a determination from Nasdaq that the Company’s shares are subject to delisting; in the event the Company’s shares are delisted from Nasdaq, the only established trading market for the Company’s shares would be eliminated and the Company would be forced to list its shares on the OTC Markets or another quotation medium, depending on its ability to meet the specific listing requirements of those quotation systems.

Even if the Company continues to maintain compliance with the Bid Price Rule, the Board may still determine to implement the Reverse Share Split if it considers that it would be in the interests of the Company to do so. In addition to helping maintain compliance with the Bid Price Rule, the Board is of the belief that, if the Reverse Share Split is implemented, the expected increase in the market price per share could encourage investor interest and improve the marketability of the Company’s shares to a broader range of investors, and thus enhance the Company’s liquidity. However, there can be no assurance that, if the Reverse Share Split is implemented, (i) the market price per share of the Company’s shares after the Reverse Share Split will rise in proportion to the reduction in the number of the Company’s shares outstanding resulting from the Reverse Share Split, (ii) the market price per post-Reverse Share Split share will remain in excess of the $1.00 minimum bid price for a sustained period of time, or (iii) the Reverse Share Split will result in a per share price that would attract a broader range of investors.

Details of the Proposed Reverse Share Split

The Board proposes to consolidate the Company’s issued share capital as follows:

●	Class A Ordinary Shares: The 5,000,000 Class A Ordinary Shares of nominal value $0.05 each will be consolidated on a 10-for-1 basis into 500,000 Class A Ordinary Shares of nominal value $0.50 each.

●	Class B Ordinary Shares: The 10,025,000,000 Class B Ordinary Shares of nominal value $0.05 each will be consolidated on a 10-for-1 basis into 1,002,500,000 Class B Ordinary Shares of nominal value $0.50 each.

Each shareholder’s proportionate ownership in the Company will remain unchanged, except for adjustments that may result from the treatment of fractional entitlements to shares. No shares shall be issued with respect to fractional entitlements to shares arising from the Reverse Share Split. Upon approval of the Reverse Share Split, all fractional entitlements to shares will be combined, aggregated and then sold in the market. The net sale proceeds from these aggregated shares will be retained for the benefit of the Company.

Effect on Outstanding Derivative Securities

The Reverse Share Split will require that proportionate adjustments be made to the per share exercise or conversion (as applicable) price and the number of shares issuable upon the vesting, exercise or conversion (as applicable) of the Company’s outstanding derivative securities issued or reserved for future issuance by the Company (pursuant to the terms of such derivative securities), in accordance with the approved share split ratio. The adjustment to such derivative securities (pursuant to the terms of such derivative securities), as required by the Reverse Share Split and in accordance with the approved share split ratio, would result in approximately the same aggregate price being required to be paid under such derivative securities upon exercise or conversion (as applicable) thereof, and approximately the same value of shares being delivered upon such exercise or conversion (as applicable), immediately following the Reverse Share Split as was the case immediately preceding the Reverse Share Split.

Vote Required

As an ordinary resolution, Resolution No. 4 requires votes in favour representing a simple majority of the votes cast (in person or by proxy) at the Extraordinary General Meeting in order to be passed.

Recommendation of the Board

The Board recommends a vote FOR the approval of Resolution No. 4.

PROPOSAL NO. 5
AMENDMENT OF MEMORANDUM OF ASSOCIATION

Background

The purpose of Proposal 5 is to ensure that the objects of the Company accurately reflect changes to the share capital arising from the Reverse Share Split if implemented by the Board.

Vote Required

As a special resolution, Resolution No. 5 requires votes in favour representing not less than 75% of the votes cast (in person or by proxy) at the Extraordinary General Meeting in order to be passed.

Recommendation of the Board

The Board recommends a vote FOR the approval of Resolution No. 5.

PROPOSAL NO. 6
ADOPTION OF NEW ARTICLES OF ASSOCIATION

Background

The purpose of Proposal 6 is to ensure that the Company is governed by articles of association which gives effect to the Reverse Share Split if implemented by the Board.

Vote Required

As a special resolution, Resolution No. 6 requires votes in favour representing not less than 75% of the votes cast (in person or by proxy) at the Extraordinary General Meeting in order to be passed.

Recommendation of the Board

The Board recommends a vote FOR the approval of Resolution No. 6.

OTHER MATTERS

Our Board is not aware of any business to come before the Meeting other than those matters described above in this Circular. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the discretion of the person or persons voting the proxies.

By Order of the Board of Directors

Dated: March 9, 2026	Marco Santori
Director and Chief Executive Officer

Brera Holdings Public Limited Company

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

SCAN TO

VIEW MATERIALS & VOTE

VOTE BY INTERNET

https://www.iproxydirect.com/BREA or **scan the QR Barcode above** Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59pm Irish Standard Time, on April 6, 2026 (6:59pm Eastern Standard Time on April 6, 2026). Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE 1-866-752-VOTE(8683)

Use any touch-tone telephone to transmit your voting instructions up until 11:59pm Irish Standard Time, on April 6, 2026 (6:59pm Eastern Standard Time on April 6, 2026). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Please mark, sign, date and return this proxy card promptly using the enclosed envelope we have provided.

SHAREHOLDER MEETING REGISTRATION

To vote and/or attend the meeting, go to the 'Attend a Meeting' link at https://edge.media-server.com/mmc/go/BREA2026SGM.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Brera Holdings Public Limited Company

The Board of Directors recommends you vote FOR proposal 1-6

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or **other** fiduciary, please give full title **as such.** Joint owners should each sign personally. All holders must sign. **If** a corporation or partnership, please sign in full corporate or partnership name by authorised officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

1

BRERA HOLDINGS PUBLIC LIMITED COMPANY
Extraordinary General Meeting of Shareholders
April 7, 2026 at 02:00 P.M., Irish Standard Time
This proxy is solicited on behalf of the board of directors

The shareholder(s) hereby appoint(s) Marco Santori and Justin Bowes, or each of them, as proxies, each with the power to appoint their substitute, and hereby authorise(s) them to represent and to vote, as designated on the reverse side of this ballot all of the Ordinary Shares of BRERA HOLDINGS PUBLIC LIMITED COMPANY that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 02:00 P.M. Irish Standard Time on April 7, 2026, and any adjournment or postponement thereof

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

2

APPENDIX A